SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                               For August 30, 2004



                                  CNOOC Limited

                 (Translation of registrant's name into English)
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                                   65th Floor
                               Bank of China Tower
                                 One Garden Road
                               Central, Hong Kong
                    (Address of principal executive offices)


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(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)



                Form 20-F     X                Form 40-F
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(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


                Yes                            No           X
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(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)

Company Press Release
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               CNOOC Announces Successful Appraisal Well WZ11-1N-2

(Hong Kong, August 30, 2004) - CNOOC Limited (the "Company", NYSE: CEO, SEHK:
883) announced today that it had completed the drilling of Weizhou (WZ) 11-1N-2, an appraisal well in the Western South China Sea. The appraisal confirmed the commercial viability of the WZ11-1N discovery.

With a total depth of 2,272 meters, WZ11-1N-2 is located about 44 kilometers southwest of the Weizhou Island and approximately three kilometers northwest of WZ11-1. The well was drilled on the WZ11-1N structure with water depth at 40 meters. WZ11-1N-2 was tested to flow over 3,000 barrels of oil and 340 thousand cubic feet of gas per day on 17.46 mm choke during the drill stem test.

Mr. Zhang Guohua, Senior Vice President of the Company, commented, "WZ11-1N's proximity to WZ11-1 makes it a very attractive discovery."

The Company is the operator and owns a 100 percent interest in the WZ11-1N discovery.


Ends



Notes to Editor

CNOOC LIMITED - BACKGROUND
Incorporated in Hong Kong in August 1999, CNOOC Limited (SEHK: 883; NYSE: CEO) is the dominant producer of crude oil and natural gas offshore China. CNOOC Limited is also one of the largest independent crude oil and gas exploration and production companies in the world.

As of December 31, 2003, its net proved reserves were 2.1 billion barrels-of-oil equivalents. Total production for the six months ended June 30, 2004 was 66.6 million BOE.

CNOOC Limited is currently engaged in exploration, development and production in four major areas offshore China, which cover Bohai Bay, Western South China Sea, Eastern South China Sea and East China Sea. The Company is also one of the largest offshore crude oil producers in Indonesia.

The Company has about 2,447 employees.


CNOOC LIMITED -RELATIONSHIP WITH ITS PARENT COMPANY
CNOOC Limited, incorporated in Hong Kong, is a 70.64% held subsidiary of China National Offshore Oil Corporation ("CNOOC"). CNOOC Limited is the sole vehicle through which CNOOC carries out its oil and gas exploration, development, production and selling activities offshore China and internationally.

CNOOC, the parent company, is involved in the administrative, research, and services functions for the China offshore petroleum industry as well as other mid- or downstream petroleum projects.

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This press release contains statements that are not historical facts, including statements about beliefs and expectations of the directors of CNOOC Limited (the "Company"). These forward-looking statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the directors of the Company undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. You are cautioned that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, changes in PRC economic, political and social conditions as well as government policies.

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For further enquiries, please contact:

Mr. Xiao Zongwei
CNOOC Limited
Tel : +86 10 8452 1646
Fax: +86 10 8452 1441
E-mail: xiaozw@cnooc.com.cn
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Ms. Charlotte Kong/Ms. Joe Lee
Ketchum Newscan Public Relations
Tel: 852-3141-8063/852-3141-8028
Fax: 852-2510-8199
E-mail:  Charlotte.kong@knprhk.com
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          joy.lee@knprhk.com
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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          CNOOC Limited


                                          By:  /s/ Cao Yunshi
                                               ---------------------------
                                               Name:  Cao Yunshi
                                               Title:  Company Secretary

Dated:  August 30, 2004